Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EDGAR & email

November 21, 2016

Alberto H. Zapata, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:       Lincoln National Variable Annuity Account H of
The Lincoln National Life Insurance Company
Pre-effective Amendment No. 1
File No. 333-212681   American Legacy® Advisory

Dear Mr. Zapata:

On behalf of The Lincoln National Life Insurance Company (“Lincoln”) and Lincoln National Variable Annuity Account H (“the Account”), attached is a courtesy copy of Pre-Effective Amendment No. 1 (the “Amendment”) for the above-referenced file.  The Amendment was filed on November 18, 2016.

The Amendment is blacklined to reflect changes to the initial filing of the registration statement (filed on July 26, 2016). The blacklining reflects the addition of the 4LATER® Select Advantage rider, which is substantially similar to the 4LATER® Select Advantage rider currently being reviewed by the staff (File No. 333-181616 filed on October 24, 2016). The Amendment also includes product, rider, and fund fees, and certain non-material updates to the disclosure. An updated Power of Attorney for the principal officers and directors of Lincoln was also filed with the Amendment.

We believe the blacklining accurately reflects the differences outlined above. Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,
Scott C. Durocher